02022465

TES
IGE COMMISSION
...ington, D.C. 20549

Vf 4-26-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crews + Associates Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Union National Plaza, 124 W. Capitol
(No. and Street)

Little Rock, AR 72201
(City) (State) (Zip Code)

APR 18 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Winton C.O.O. (501) 907-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Frost
(Name — *if individual, state last, first, middle name*)

425 W. Capitol, Ste 3300, Little Rock, AR 72201
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____, as of

______________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

agement to make estimates and assumptions that affect the reported amounts
ssets, liabilities, revenues and expenses and disclosure of contingent assets
liabilities. The estimates and assumptions used in the financial statement
based upon management's evaluation of the relevant facts and circumstances
f the date of the financial statement. However, actual results may differ from
estimates and assumptions used in the accompanying financial statements.

CASH SEGREGATED UNDER FEDERAL REGULATION:

ember 31, 2001, $260,547 of cash was segregated in a special reserve bank
t "for the exclusive benefit of customers." Pursuant to Rule 15c3-3 of the
es and Exchange Commission, the Company did not have a required de-

RECEIVABLES FROM AND PAYABLES TO BROKERS - DEALERS AND CLEARING ORGANIZATIONS, AND CUSTOMERS:

ances shown as receivables from and payables to brokers-dealers and clearing
ations, and customers represent amounts due in connection with normal trading
tions executed for customers or the Company. These receivables and payables
nerally collateralized by securities held by or due to the Company. To minimize
s associated with these balances, the Company monitors the credit standing
broker-dealer and clearing organization, and customer with whom it conducts
ss. In addition, the Company monitors the market value of collateral held and
rket value of the securities due from others.

ember 31, 2001, receivables from customers consisted of $1,839,835 from
ional firms and $2,111,518 from retail customers. Payables consisted of $82,533
tutional firms and $403,909 to retail customers. The institutional firms represent
al institutions, and retail customers represent a diversified clientele, both located
hout the United States.

MARKETABLE SECURITIES:

cember 31, 2001, marketable securities consisted of the following trading
ies, stated at quoted market values:

State and municipal government obligations	$22,237,806
U.S. government obligations	971,499
Corporate obligations	1,082,657
Others	243,143
	$24,535,105

SHORT-TERM BORROWINGS:

cember 31, 2001, the Company had short-term borrowings with banks of
00,000 bearing interest at 5.5%. During the year, short-term borrowings and
t bearing payables to clearing organizations averaged approximately $8,557,349
maximum indebtedness of $30,994,854. The average interest rate related to
obligations during the year ended December 31, 2001 was 5.90%.

December 31, 2001, the Company had no outstanding obligations which were
inated to claims of general creditors.

INCOME TAXES:

ompany utilizes liability method to determine deferred income taxes pursuant
S No. 109, "Accounting for Income Taxes." Under this method, deferred income
are determined by applying statutory tax rates in effect at the financial statement
differences between the book basis and the tax basis of assets and liabilities.

eferred income tax assets reflected in the accompanying statement of financial
on resulted primarily from recognition of certain expenses for financial reporting
es which are not yet deductible for income tax reporting purposes.

eferred tax assets and deferred tax liabilities at December 31, 2001, are as
:

Deferred tax assets	$1,142,257
Deferred tax liabilities	(82,257)
Net deferred tax asset	$1,060,000

DEFERRED COMPENSATION:

The Company has a non-qualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of commissions earned on sales production ("Deferred Commissions") in exchange for benefits payable upon retirement, disability or death. The Deferred Commissions earn interest at a rate of seven percent per annum and are fully vested. Participants are also entitled to receive benefits equal to a portion of their total sales production ("Production Offset"). The Production Offset benefits earn interest at a rate of seven percent per annum and vest over a ten year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $2,405,810 as of December 31, 2001. The Company's net benefit obligation under these arrangements which is reflected in accounts payable, accrued expenses and other liabilities in the accompanying financial statement was $1,816,314 at December 31, 2001.

9. COMMITMENTS AND CONTINGENCIES:

The following schedule reflects the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of December 31, 2001:

Years Ending December 31,			
2002	$222,466	2005	14,424
2003	44,265	Total	$295,579
2004	14,424		

In the normal course of business, the Company is occasionally a party to lawsuits, claims and customer complaints. As of December 31, 2001, management is of the opinion, based in part on consultation with legal counsel, that the ultimate resolution of pending matters will not have a material adverse effect on the Company's financial condition.

In the normal course of business, the Company is a party to financial instrument transactions which could expose the Company to off-balance sheet risk. When securities owed to a customer are not received by the Company for timely delivery, the Company is required to purchase identical securities in the open market to satisfy the commitment. Such purchases may result in losses not reflected in the accompanying financial statements. The Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis. At December 31, 2001, this off-balance sheet risk did not have a material adverse effect on the Company's financial condition.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2001, the Company had firm commitments to purchase securities totaling $297,442 and no commitments to sell securities.

At December 31, 2001, the Subsidiary was in the process of completing its first leasing transaction. As a result of this transaction having not been completed prior to year-end, the Subsidiary has recorded approximately $725,000 in deferred commissions payable and $866,000 in deferred revenue. These amounts are included in accounts payable, accrued expenses and other liabilities at December 31, 2001.

10. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 administered by the Securities and Exchange Commission. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of the Company, as defined under the rule, to exceed fifteen times regulatory net capital. At December 31, 2001, the Company had an aggregate indebtedness to net capital ratio of .91 to 1 with $7,970,145 of regulatory net capital, which was $7,484,266 in excess of the required minimum regulatory net capital of $485,879.

The accounts of the Subsidiary are not included in the net capital requirements calculation.

CREWS & ASSOCIATES, INC.

INVESTMENT BANKERS

2000 Union National Plaza ■ 124 West Capitol ■ Little Rock, Arkansas 72201

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001

(AUDITED)

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition of Crews & Associates, Inc. as of December 31, 2001 is available for examination at the principal office of the Company, and at the Ft. Worth, Texas regional office of the Commission.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Crews & Associates, Inc.:

We have audited the accompanying consolidated statement of financial condition of Crews & Associates, Inc. and Subsidiary (the "Company") as of December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above presents fairly, in all material respects, the financial position of Crews & Associates, Inc. and Subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Frost
Certified Public Accountants

Little Rock, Arkansas,
January 18, 2002

CREWS & ASSOCIATES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF December 31, 2001

ASSETS

Cash (including $260,547 segregated under Federal regulation)	$ 1,537,026
Receivables from:	
Brokers-dealers and clearing organizations	241,799
Customers	3,951,353
Marketable securities	24,535,105
Furniture, fixtures and office equipment, net	709,894
Deferred tax asset	1,060,000
Cash surrender value of life insurance policies	2,684,214
Employee loans receivable and covenants not to compete	4,394,777
Other assets	672,125
Total Assets	$39,786,293

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payables to:	
Brokers-dealers and clearing organizations	$ 1,986,166
Customers	486,442
Accounts payable, accrued expenses and other liabilities	5,140,889
Short term borrowings	15,200,000
Income taxes payable	36,944
Total liabilities	22,850,441
Stockholder's equity:	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 shares issued and outstanding	427
Additional paid-in capital	838,692
Retained earnings	16,096,733
Total stockholder's equity	16,935,852
Total liabilities and stockholder's equity	$39,786,293

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS:

Crews & Associates, Inc. (the "Company") is a registered broker-dealer with rities and Exchange Commission and a member of the National Association ties Dealers, Inc. The Company is located in Little Rock, Arkansas, and business with other brokers - dealers located throughout the United States or its customers and for its own account.

During 2001, the Company formed First Security Leasing (the "Subsidiary"), i owned subsidiary for the purpose of transacting certain lease transactions. sidiary is located in Little Rock, Arkansas and conducts business throughout tl States.

All material intercompany amounts have been eliminated in the consolidat cial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Principles of consolidation - The accompanying consolidation financial st include the accounts of Crews & Associates, Inc. and its wholly owned su First Security Leasing, Inc. All material intercompany accounts and tran have been eliminated.

b. Securities transactions - Securities transactions are captured on the Cor computer system and monitored on a trade date basis and are reflecte accompanying financial statements on a settlement date basis. Recordi transactions on a trade date basis would not result in a material differenc accompanying financial statements. Investment banking revenue is recc the time the transaction is completed and the income is reasonably detern

c. Marketable securities- Marketable securities are valued at market.

d. Furniture, fixtures and office equipment - Furniture, fixtures and office equ are recorded at cost. Depreciation of furniture, fixtures and office equip computed using the straight-line method over estimated useful lives rangi five to seven years. Amortization of leasehold improvements is compute the straight-line method over forty years.

e. Employee loans receivable and covenants not to compete - Effective May 1 First Security Bancorp (the "Parent") purchased all of the outstanding c stock of the Company. In connection with this transaction, the Company into agreements with certain employees for covenants not to compete a ployee loans totaling $6,258,875. During 2001, the Company entered into agreements with certain new employees totaling $225,000. These amou being amortized over five years on the straight-line basis.

f. Income taxes - The Company will be included in the consolidated federal tax return of the Parent. Federal income taxes are calculated as if the con filed on a separate return basis, and the amount of current tax or benefit cal is either remitted to or received from the Parent. The amount of current a ferred taxes payable or refundable is recognized as of the date of the fi statements, utilizing currently enacted tax laws and rates.

g. Related parties - In the normal course of business, the Company purchas sells securities for Company officers and stockholder. These transaction substantially the same terms as those with unrelated parties.

h. Accounting for joint venture - On July 31, 2001, the Company entered into venture with Vanadis Investment Group, LLC referred to as First Security V Capital, LLC where each member owns 50%. This investment is accour under the equity method accounting, whereby, each member records its ment at the original invested amount, adjusted by the earnings or losses period. The investment in the joint venture is included as other assets at D ber 31, 2001.

i. Disclosure about the fair value of financial instruments - The financial instru of the Company, consisting of cash at December 31, 2001, are reported statement of financial condition at market or fair values.

j. Use of estimates - The preparation of financial statements in accordanc accounting principles generally accepted in the United States of America re

(continued)

CREWS & ASSOCIATES, INC.
INVESTMENT BANKERS

L. Adron Crews, 1934-1996
R.B. Chitwood
Rush F. Harding, III
James L. Lake
Robert W. Owens, Jr.
John M. Bailey
James Stephen Jones

2000 Union National Plaza
124 West Capitol Avenue
Little Rock, AR 72201
Voice (501) 907-2000
(800) 766-2000
Fax (501) 907-4000
www.crewsassoc.com

SEC MAIL PROCESSING
RECEIVED
APR 18 2002
WASH. D.C. 164 SECTION

April 10, 2002

Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Enclosed for your file are two copies of our printed Audited Financial Tri-Fold dated December 31, 2001. These are in the mail to the customers.

Sincerely,

Joe Bumpers
Controller

Enclosures
JB/tmw